

August 10, 2011

Via Facsimile
A. Scott Dockter
President
Steele Resources Corporation
3081 Alhambra Drive
Suite 208
Cameron Park, CA 95682

      Re: Steele Resources Corporation
                 Form 10-K for fiscal year ended December 31, 2010
                 Filed March 31, 2011, as amended
                 Form 10-Q for quarter ended March 31, 2011
                 Filed May 16, 2011
                 Form 8-K filed July 6, 2011
                 File No. 000-53474

Dear Mr. Dockter:

We have reviewed your filings and your response letter dated July 28, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one of our letter dated June 8, 2011. Please confirm that your next amendment to your Form 10-K you will set forth the complete text of each item as amended, including the items that were amended in your Form 10-K filed on May 20, 2011. Of course, to the extent you have further amended disclosure in certain items in response to our comments on your Form 10-K filed on May 20, 2011 or due to superseding events, the disclosure in your next amendment should reflect those changes.

2.   Please note that, with each amendment to your Form 10-K and Form 10-Q, you must include new certifications by your principal executive officer and principal financial

officer. Please confirm that you will provide new certifications with your amendments to your 2010 Form 10-K and first quarter Form 10-Q. See Rule 12b-15 of the Securities Exchange Act of 1934.

Business, page 2

Fairview Hunter Mine Project, page 2

3.   We note your response to comment four of our letter dated April 26, 2011. We also note that the assignment of the Fairview Hunter Mineral Lease was initially filed as Exhibit 10.2 to your annual report on Form 10-K. Please confirm that you intend to refile exhibit 10.2.

Risk Factors, page 3

Existing stockholders may experience immediate and substantial dilution if and when convertible promissory notes are converted into shares of our common stock, page 5

4.   We note your response to comment six from our letter dated June 8, 2011 and your proposed disclosure in MD&A. Please revise to disclose the principal amount of each series of notes outstanding and the conversion price of each series of notes. Also correct the table showing the number of shares into which the convertible notes are convertible to use the conversion price of 35% of the market price rather than 40% of the market price for the November 2010 convertible notes. Make conforming changes to your Form 10-Q for the quarter ended March 31, 2011.

Financial Statements, page 9

5.   We note your response to comment three from our letter dated June 8, 2011. Please revise your presentation for all periods presented to report the number of common shares outstanding on pages F-2, F-3, F-4, and on F-13 and the per share amounts on page F-4 to reflect both the 10 for 1 forward split and 1-for-3 reverse split. In addition, please revise to provide a note explaining the reverse stock split and ask your auditors why their report is not dual dated for such split.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Financial Statements, page 3

Note 3 – A&P Project, page 11

6.   We note your response to comment ten from our letter dated June 8, 2011. Refer to the LOI filed in Exhibit 10.6.1 to your Form S-1/A filed May 27, 2011. Pursuant to the LOI, upon its termination but before a JV Agreement can be established, both parties agree that the deposits would be refundable within 90 days, and INI shall hold its 50% ownership until the initial deposits are refunded. Please disclose the entity in which INI

holds a 50% interest, and for which it has proof of ownership, absent a JV agreement. Additionally, please disclose the payment schedule for the repayment of the $540,000 previously contributed by INCT, if other than the 90 day terms as set forth in the LOI.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Liquidity and Capital Resources, page 22

7.   We note that your October 2010 note's maturity date was April 5, 2011. Please disclose whether this note was converted or repaid at maturity. To the extent the note was converted, please disclose the conversion price and the aggregate number of shares issued to the note holder. If the note was not converted or repaid at maturity, please disclose that you were in default of the terms of the note as of April 5, 2011, and discuss any material penalties associated with such default.

Form 8-K filed July 6, 2011

8.   We note you use the term "mineralized material" in your Form 8-K, filed July 7, 2011. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and supporting an estimate of the tonnage and an average grade of the selected metals. Under SEC Industry Guide 7, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, metallurgical recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper, as these can be easily confused with reserves. Please note that mineralized material does not include material reported as proven and/or probable reserves, or the tonnages and grade estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Please remove your estimates of contained metal from your disclosure.

9.   We note you use the term "body of ore" in conjunction with tonnage (quantity) estimates in your disclosure. Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve, which is that part of a mineral deposit that could be economically and legally extracted. Since an economic determination has not been performed on your property to date, please remove the term ore from your disclosure.

A. Scott Dockter
Steele Resources Corporation
August 10, 2011
Page 4

       You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                           Sincerely,

                           /s/ Kathleen Krebs for

                           Larry Spirgel
                           Assistant Director

cc: Roger Linn, Esq.
     Facsimile: (916) 788-2850